                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                         And Deemed Filed Pursuant to Rule 14a-6
                                       Under the Securities Exchange Act of 1934
                                   Subject Company:  Compaq Computer Corporation
                                                 Commission File No.:  333-73454

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

Compaq issued the following press release on March 6, 2002.

CONTACT:      ARCH CURRID
              Compaq Computer Corporation
              281-514-0484
              arch.currid@compaq.com


                  INSTITUTIONAL SHAREHOLDER SERVICES RECOMMENDS
                      CPQ SHAREHOLDERS VOTE YES FOR MERGER

                 RECOMMENDATION CONTINUES MOMENTUM BEHIND MERGER

         HOUSTON, MARCH 6, 2002 - Compaq Computer Corporation (NYSE: CPQ) today announced that Institutional Shareholder Services (ISS) issued a formal recommendation that its clients holding shares in Compaq vote in favor of the company's proposed merger with Hewlett-Packard Company. The ISS recommendation follows a thorough analysis of the merger and its potential impact on institutional shareholder value. ISS analyzes proxy issues and provides vote recommendations for more than 8,500 U.S. shareholder meetings each year.

         On Tuesday, ISS issued a similar favorable recommendation to holders of shares in Hewlett-Packard Company. In today's recommendation, ISS confirmed that the transaction is in the best interest of the institutional shareholders who hold shares in Compaq.

         "With the positive recommendations to both HP and CPQ shareholders, we have obtained a powerful independent endorsement of the strategy behind this merger," said

Michael Capellas, Compaq chairman and chief executive officer. "I am particularly pleased that the ISS looked beyond some of the rhetoric that has surrounded this proposed merger and focused on the benefits that this union will bring to customers and the value it will be bring to shareholders. We will continue to meet with shareholders over the next two weeks to present our vision for the new company."

         "I am also particularly pleased that the ISS recognized that the employees of Compaq and HP were up to the task of making this merger and the subsequent integration work," Capellas added. "While this will be a considerable undertaking, we have already made significant progress on the items that will jump-start the new company once we have achieved the required shareholder support."

          The merger remains subject to shareholder approval. A special meeting of Compaq shareholders will be held on March 20, 2002, to vote on the proposed merger.

COMPANY BACKGROUND

         Founded in 1982, Compaq Computer Corporation is a leading global provider of information technology products, services and solutions for enterprise customers. Compaq designs, develops, manufactures and markets information technology equipment, software, services and solutions, including industry-leading enterprise storage and computing solutions, fault-tolerant business-critical solutions, communication products, personal desktop and notebook computers, and personal entertainment and Internet access devices that are sold in more than 200 countries directly and through a network of authorized Compaq marketing partners. Information on Compaq and its products and services is available at www.compaq.com.

Compaq and the Compaq logo are trademarks of Compaq Information Technologies Group, L.P. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies. This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2001, HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On February 5, 2002, HP filed a Registration Statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the definitive joint proxy statement/prospectus filed with the SEC on February 5, 2002 and any other relevant materials filed by HP or Compaq with the SEC because they contain, or will contain, important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials (when they become available) before making any voting or investment decision with respect to the Merger.